Quinpario Acquisition Corp. 2

12935 N. Forty Drive, Suite 201

St. Louis, MO 63141

January 14, 2015

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Quinpario Acquisition Corp. 2 (the “Company”)
Registration Statement on Form S-1
File No. 333-198988 ( the "Registration Statement")

Dear Mr. Riedler:

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between January 8, 2015 and January 15, 2015, 105 copies of the Preliminary Prospectus dated January 8, 2015 were distributed as follows: 61 to institutional investors and 44 to others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Washington, D.C. time on January 15, 2015, or as soon thereafter as practicable.

Very truly yours,

Deutsche Bank Securities Inc.

By:	/s/ Jeff Montana
Name:	Jeff Montana
Title:	Managing Director

By:	/s/ Frank Windels
Name:	Frank Windels
Title:	Managing Director

Cantor Fitzgerald & Co.

By:	/s/ Sean Matthews
Name:	Sean Matthews
Title:	Chief Executive Officer

Representatives of the several Underwriters